Exhibit 99.1

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2026 and September 30, 2025

Presented in Euros (Thousands)

TABLE OF CONTENTS

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS		1
INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION		2
INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY		3
INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS		4
NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	GENERAL INFORMATION	5
2	MATERIAL ACCOUNTING POLICIES	5
3	LOSS BEFORE INCOME TAXES CLASSIFIED BY NATURE	10
4	ACQUISITION OF DRAYTON INTERNATIONAL	11
5	SHARE CAPITAL	13
6	WARRANTS	13
7	SHARE BASED COMPENSATION	15
8	GOODWILL	20
9	DEFERRED CONSIDERATION	20
10	RIGHT OF USE ASSETS	21
11	INTANGIBLE ASSETS	22
12	TRADE AND OTHER RECEIVABLES	23
13	TRADE PAYABLES AND OTHER LIABILITIES	24
14	LEASE LIABILITIES	24
15	LOANS PAYABLE	25
16	RELATED PARTY TRANSACTIONS	27
17	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT	28
18	SUPPLEMENTARY CASHFLOW INFORMATION	32
19	SEGMENT INFORMATION	33
20	INCOME TAXES	34
21	CONTINGENT LIABILITIES	35
22	SUBSEQUENT EVENTS	35

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2026	2025	2026	2025
Revenue	3, 19	20,631	26,804	69,175	78,388
Cost of revenue	3	(9,035)	(12,154)	(31,513)	(35,711)
Gross Profit		11,596	14,650	37,662	42,677

Selling, general and administrative expenses	3	(15,024)	(15,852)	(44,470)	(47,750)
Gain on remeasurement of warrant liability	3, 6	184	—	184	—
Loss on remeasurement of deferred consideration	3, 9	—	—	—	(157)
Operating Loss		(3,244)	(1,202)	(6,624)	(5,230)

Impairment expense	3, 11	(581)	—	(581)	—
Share of loss of associates	3	(9)	—	(9)	—
Net interest expense and other financing charges	3, 15	(221)	(217)	(472)	(577)
Loss Before Income Taxes		(4,055)	(1,419)	(7,686)	(5,807)

Income taxes recovery (expense)	20	(232)	(886)	(662)	(967)
Net Loss		(4,287)	(2,305)	(8,348)	(6,774)

Items to be reclassified to net loss:
Cumulative translation adjustment		(96)	(730)	513	(4,833)
Net Comprehensive Loss		(4,383)	(3,035)	(7,835)	(11,607)

Net Profit (Loss) Attributable to:
Shareholders of the Company		(4,439)	(2,305)	(8,500)	(6,774)
Non-controlling interest		152	—	152	—

Net Comprehensive Profit (Loss) Attributable to:
Shareholders of the Company		(4,535)	(3,035)	(7,987)	(11,607)
Non-controlling interest		152	—	152	—

Basic Loss Per Share		(0.15)	(0.09)	(0.31)	(0.27)
Diluted Loss Per Share		(0.15)	(0.09)	(0.31)	(0.27)

		Millions	Millions	Millions	Millions
Weighted average number of shares - basic		29.8	25.4	27.0	25.2
Weighted average number of shares - diluted		29.8	25.4	27.0	25.5

See accompanying notes to the interim unaudited condensed consolidated financial statements.

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

		As at	As at
		September 30,	December 31,
	Note	2026	2025
Cash and cash equivalents		2,478	6,658
Trade and other receivables	12, 17	17,679	21,122
Prepaid expenses and other assets		3,937	3,905
Total Current Assets		24,094	31,685
Property and equipment		894	1,198
Right-of-use assets	10	3,016	3,975
Intangible assets	11	30,285	30,421
Goodwill	8	35,257	31,206
Investments in associates		714	459
Other assets		511	405
Total Assets		94,771	99,349

Trade payables and other liabilities	13, 17	22,603	25,520
Income taxes payable	20	10	1,824
Lease obligations on right of use assets	14	1,376	1,367
Warrant liability	6	220	—
Share appreciation rights liability	7	171	471
Loans payable	15	3,266	3,512
Total Current Liabilities		27,646	32,694
Deferred income tax liabilities	20	825	509
Lease obligations on right of use assets	14	1,755	2,725
Share appreciation rights liability	7	46	123
Other non-current liabilities		596	596
Total Liabilities		30,868	36,647

Share capital	5	141,890	133,946
Contributed surplus		17,864	17,673
Accumulated deficit		(98,032)	(89,461)
Accumulated other comprehensive income		1,057	544
Equity attributable to shareholders of the Company		62,779	62,702
Non-controlling interest		1,124	—
Total Equity		63,903	62,702
Total Liabilities and Equity		94,771	99,349

See accompanying notes to the interim unaudited condensed consolidated financial statements.

Approved on behalf of the Board of Directors

Holly Gagnon	Matt Davey
Board Director and Chair of Audit Committee	Chair of the Board of Directors

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

					Accumulated
					other
		Share	Contributed	Accumulated	comprehensive	Non-controlling	Total
	Note	capital	surplus	deficit	income (loss)	interest	Equity
Balance as at January 1, 2025		131,729	17,680	(81,210)	5,300	—	73,499
Shares issued as deferred consideration	9	1,380	—	—	—	—	1,380
Exercise of stock options	7	144	(94)	—	—	—	50
Share-based compensation	7	—	699	—	—	—	699
Net loss for the period		—	—	(6,774)	—	—	(6,774)
Other comprehensive loss		—	—	—	(4,833)	—	(4,833)
Balance as at September 30, 2025		133,253	18,285	(87,984)	467	—	64,021

Balance as at January 1, 2026		133,946	17,673	(89,461)	544	—	62,702
Shares issued for business combination-related costs	5	259	—	—	—	—	259
Shares issued for business combination	4	6,627	—	—	—	972	7,599
Shares issued upon completion of private placement	6	735	—	—	—	—	735
Exercise of restricted share units	7	284	(284)	(71)	—	—	(71)
Exercise of deferred share units	7	39	(39)	—	—	—	—
Share-based compensation	7	—	514	—	—	—	514
Net loss for the period		—	—	(8,500)	—	152	(8,348)
Other comprehensive income		—	—	—	513	—	513
Balance as at September 30, 2026		141,890	17,864	(98,032)	1,057	1,124	63,903

See accompanying notes to the interim unaudited condensed consolidated financial statements.

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

		Nine Months Ended September 30,
	Note	2026	2025
Operating Activities
Net loss		(8,348)	(6,774)
Add:
Net interest expense and other financing charges	3, 15	564	577
Share of loss of associates	3	9	—
Depreciation and amortization	3	14,555	14,918
Share based compensation	7	138	1,589
Gain on remeasurement of warrant liability	6	(184)	—
Loss on remeasurement of deferred consideration	3, 9	—	157
Unrealized foreign exchange (gain) loss		26	(124)
Impairment expense	11	581	—
Loss on disposal of intangible assets	11	122	—
Income taxes expense	20	662	967
		8,125	11,310
Change in working capital	18	(317)	(1,371)
Income taxes paid	20	(1,833)	(440)
Cash Flows From Operating Activities		5,975	9,499

Investing Activities
Purchases of property and equipment		(80)	(294)
Additions of intangible assets	11	(10,429)	(9,540)
Cash acquired on business combination	4	1,512	—
Loan receivables		—	(400)
Investment in associates		—	(500)
Cash Flows (Used In) Investing Activities		(8,997)	(10,734)

Financing Activities
Proceeds from private placement	6	1,139	—
Proceeds from exercise of stock options	7	—	50
Repayment of lease liability	14	(1,020)	(922)
Proceeds from loans payable	15	—	2,753
Repayment of loans payable	15	(242)	(6,139)
Interest and financing fees	18	(541)	(812)
Cash Flows (Used In) Financing Activities		(664)	(5,070)

Effect of foreign currency exchange rate changes on cash and cash equivalents		(494)	(1,138)
Change In Cash And Cash Equivalents		(4,180)	(7,443)
Cash And Cash Equivalents At Beginning Of Period		6,658	10,467
Cash And Cash Equivalents At End Of Period		2,478	3,024

See accompanying notes to the interim unaudited condensed consolidated financial statements.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1 GENERAL INFORMATION

Nature of operations

Bragg Gaming Group Inc. and its subsidiaries (collectively, “Bragg” or the “Company”) are, primarily and collectively, a business-to-business (“B2B”) online gaming technology platform and casino content aggregator.

The registered and head office of the Company is located at 130 King Street West, Suite 1955, Toronto, Ontario, Canada M5X 1E3.

2 MATERIAL ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The interim unaudited condensed consolidated financial statements (“interim financial statements”) were prepared using the same basis of presentation, accounting policies and methods of computation, and using the same critical accounting estimates and judgments in applying the accounting policies as those of the audited consolidated financial statements for the year ended December 31, 2025, which are available on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC website at www.sec.gov/search-filings under the Company’s name, with the exception of the following material accounting policies and critical accounting estimates and judgments adopted during the interim period ended September 30, 2026:

Material accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities the Company controls. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. The Company assesses control on an ongoing basis, taking into account both its direct interests and those held through other subsidiaries. Subsidiaries are consolidated from the date control is obtained until the date control ceases.

Transactions and balances between the Company and its consolidated entities have been eliminated on consolidation.

The table below summarizes the Company’s operating subsidiaries, the functional currency of each, and the Company’s equity interest in each, held directly unless otherwise stated:

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2 MATERIAL ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

Basis of consolidation (continued)

	Place of incorporation/ operation	Principal activity	Functional currency	Percentage of equity interest
Bragg Gaming Group - Group Services Ltd.	United Kingdom	Corporate activities	GBP	100%
Bragg Oryx Holdings Inc.	Canada	Intermediate holding company	CAD	100%
Bragg USA, Inc.	United States	Intermediate holding company	USD	100%
Oryx Sales Distribution Ltd.	Cyprus	Distribution	EUR	100%
Oryx Gaming International LLC	United States	Gaming solution provider	EUR	100%
Oryx Gaming Holdings Limited	Malta	Holding company	EUR	100%
Oryx Gaming Ltd.	Malta	Gaming solution provider	EUR	100%
Oryx Marketing Poslovne Storitve D.o.o.	Slovenia	Marketing	EUR	100%
Oryx Podpora D.o.o.	Slovenia	B2B support services	EUR	100%
Oryx Razyojne-Storitve D.o.o.	Slovenia	Gaming solution developer	EUR	100%
Spin Games India Private Limited	India	Gaming solution developer	USD	100%
Spin Games LLC	United States	Gaming solution provider	USD	100%
Wild Streak LLC	United States	Content creation studio	USD	100%
Bragg Brazil Tecnologia Ltda	Brazil	Gaming solution provider	BRL	100%
Bragg Isle of Man Limited	Isle of Man	Distribution	EUR	100%
3 Shores LLC	United States	Gaming solution provider	USD	100%
Vision Plai LLC	United States	Gaming solution provider	USD	100%
ARC iGaming LLC	United States	Gaming solution provider	USD	100%
Boomerang Studios Pty Ltd	Australia	Content creation studio	AUD	54.45%
Neotopia Gaming Pty Ltd	Australia	Content creation studio	AUD	24% directly, 43% indirectly
Dream Streak Gaming Pty Ltd	Australia	Content creation studio	AUD	48.5% directly, 3% indirectly
Rise Gaming Pty Ltd	Australia	Content creation studio	AUD	54%
Drayton International	Cayman Islands	Holding company	USD	100%

In addition, the Company holds equity interests in two associates, RapidPlay Ltd (20%) and HITSqwad Interactive Gaming Ltd (37.5%), over which it has significant influence but not control. Both investments are accounted for using the equity method.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2 MATERIAL ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

Warrants

The functional currency of the parent company is the Canadian dollar. Where warrants issued by the parent company have an exercise price denominated in another currency, their exercise would not result in the exchange of a fixed number of the Company’s common shares for a fixed amount of cash in the parent company’s functional currency. Such warrants are therefore classified as a derivative financial liability measured at FVTPL.

The warrant liability is measured at fair value on initial recognition and is remeasured at fair value at each reporting date, with changes in fair value, including the related foreign exchange differences, recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss. Upon exercise, the fair value of the warrants exercised and the exercise proceeds are transferred to share capital.

Where common shares and warrants are issued together, the proceeds are first allocated to the warrant liability at its fair value, with the residual amount allocated to share capital.

Investment in associates

Investments in associates are accounted for using the equity method.

The carrying amount of the investment in associates and joint ventures is increased or decreased to recognize the Company’s share of the profit or loss and other comprehensive income of the associate, adjusted where necessary to ensure consistency with the accounting policies of the Company.

Where the Company’s share of losses of an associate or joint venture equals or exceeds its equity accounted interest in the entity, including any other unsecured long-term receivables, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains and losses on transactions between the Company and its associates and joint ventures are eliminated to the extent of the Company’s interest in those entities. Where unrealized losses are eliminated, the underlying asset is also tested for impairment.

Non-controlling interests

Non-controlling interests (“NCI”) are initially measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

When the parent loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related non-controlling interest and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2 MATERIAL ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

Critical accounting estimates and judgments

Control and significant influence

-	Judgments made in relation to accounting policies applied

Management is required to use judgment in determining whether the Company controls certain investees, even when its effective ownership interest is less than 50%. The Company concludes it has control when it holds sufficient voting rights—both directly and indirectly through other controlled entities—to direct the relevant activities of the investee. Conversely, management exercises judgment in determining that it has significant influence, but not control or joint control, over certain other investees despite holding substantial ownership interests. In these instances, control is absent because other shareholder groups hold sufficient voting rights to act in concert and direct the relevant activities. These investments are accounted for using the equity method.

-	Key sources of estimation

In applying the equity method to investments in associates, management must estimate the fair values of the investee’s identifiable net assets at the date significant influence is obtained to determine any implied goodwill or fair value adjustments.

Provisional purchase price allocation

-	Judgments made in relation to accounting policies applied

Management exercises judgment in identifying the assets acquired and liabilities assumed in a business combination, particularly in determining whether internally generated intangible assets meet the criteria for separate recognition from goodwill.

-	Key sources of estimation

In determining the fair value of net assets acquired, the amounts recognized for recent business combinations are provisional and reflect management’s best estimate of fair value at the acquisition date. Certain assets and liabilities may be adjusted during the measurement period (not exceeding one year from the acquisition date) as independent valuations are finalized and additional information is obtained. Specific details regarding provisional amounts are disclosed in Note 4.

Statement of compliance and basis of presentation

The accompanying interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting and do not include all of the information required for annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2 MATERIAL ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

Statement of compliance and basis of presentation (continued)

These interim financial statements are prepared on a historical cost basis except for financial instruments classified at fair value through profit or loss (“FVTPL”) or fair value through other comprehensive income (“FVOCI”) which are measured at fair value. The material accounting policy information set out in Note 2 of the audited consolidated financial statements for the year ended December 31, 2025 has been applied consistently in the preparation of the interim financial statements for all periods presented.

These interim financial statements were, at the recommendation of the audit committee, approved and authorized for issuance by the Company’s Board of Directors on November 13, 2026.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

3 LOSS BEFORE INCOME TAXES CLASSIFIED BY NATURE

The loss before income taxes is classified as follows:

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2026	2025	2026	2025
Revenue	19	20,631	26,804	69,175	78,388
Cost of revenue		(9,035)	(12,154)	(31,513)	(35,711)
Gross Profit		11,596	14,650	37,662	42,677

Salaries and subcontractors		(5,653)	(6,759)	(17,895)	(19,071)
Share based compensation	7	7	(4)	(138)	(1,589)
Total employee costs		(5,646)	(6,763)	(18,033)	(20,660)
Depreciation and amortization		(4,979)	(5,229)	(14,555)	(14,918)
IT and hosting		(1,428)	(1,497)	(4,458)	(4,150)
Professional fees		(1,353)	(1,183)	(4,010)	(3,458)
Corporate costs		(87)	(303)	(388)	(557)
Sales and marketing		(35)	(212)	(544)	(799)
Bad debt recovery (expense)	12	(196)	436	603	(443)
Travel and entertainment		(204)	(274)	(744)	(1,038)
Transaction and acquisition costs		(414)	(412)	(713)	(412)
Other operational costs		(682)	(415)	(1,628)	(1,315)
Selling, General and Administrative Expenses		(15,024)	(15,852)	(44,470)	(47,750)

Gain on remeasurement of warrant liability	6	184	—	184	—
Loss on remeasurement of deferred consideration	9	—	—	—	(157)
Operating Loss		(3,244)	(1,202)	(6,624)	(5,230)

Impairment Expense	11	(581)	—	(581)	—

Share of Loss of Associates		(9)	—	(9)	—

Interest income		6	19	8	28
Interest expense	15	(44)	(91)	(133)	(431)
Accretion on liabilities	9	—	—	—	(168)
Foreign exchange gain (loss)		(63)	19	92	337
Other financing charges		(120)	(164)	(439)	(343)
Net Interest Expense and Other Financing Charges		(221)	(217)	(472)	(577)
Loss Before Income Taxes		(4,055)	(1,419)	(7,686)	(5,807)

11

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

4 ACQUISITION OF DRAYTON INTERNATIONAL

On July 22, 2026, the Company completed the acquisition of all of the issued and outstanding securities of Drayton International (“Drayton”) (the “Transaction”) in exchange for 4,500,000 common shares of the Company (the “Consideration Shares”). Certain former shareholders of Drayton who received Consideration Shares are also subject to a lock-up pursuant to which they may not sell, transfer, dispose of, or otherwise deal in their Consideration Shares for up to 24 months following closing of the Transaction, with 25% of the locked-up Consideration Shares released at 12, 15, 18 and 24 months following closing of the Transaction.

The Transaction positions the Company to expand its presence in regulated U.S. sports betting and horse racing markets through Drayton’s established technology and operational capabilities. Drayton’s portfolio includes equity interests across a number of licensed gaming studios, broadening the Company’s access to proprietary game content and features that can be integrated into the Company’s existing platform, Hub and PAM offering. Further, Advance Deposit Wagering (ADW) represents the Company’s entry into the regulated online wagering model used in U.S. horse racing, under which bettors fund an account in advance and place wagers on races, which is a licensed, fast-growing segment of the U.S. gaming market.

The total consideration was allocated to the net assets acquired based on their acquisition date fair values, and the excess of the purchase price over the fair value of the net assets acquired was recorded as goodwill. The accounting for the business combination is provisional and subject to adjustment during the measurement period, not to exceed one year from the acquisition date, as additional information related to facts and circumstances existing at the acquisition date becomes available. The transaction can be summarized as follows:

12

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

4 ACQUISITION OF DRAYTON INTERNATIONAL (CONTINUED)

Balances
Purchase price:
Fair value of shares issued	6,627
Total purchase price	6,627

Fair value of assets acquired, and liabilities assumed:
Cash and cash equivalents	1,512
Trade and other receivables	627
Loans to related parties	103
Property and equipment	13
Investment in associates	674
Deferred tax asset	25
Trade payables and other liabilities	(698)
Deferred tax liabilities	(472)
Net assets acquired and liabilities assumed	1,784

Fair value of intangible assets arising upon business combination:
Intellectual property	755
Customer relationships	768
Deferred development costs	496
Trademarks	144

Non-controlling interests	(972)

Goodwill	3,652

The trade receivables comprise gross contractual amounts due of EUR 627, which are expected to be collected in full at the date of acquisition.

The excess of the purchase price over the net identifiable assets acquired, and liabilities assumed resulted in goodwill of EUR 3,652 (Note 8), which is largely attributable to the skilled expertise acquired and the synergies from combining operations. Goodwill will not be deductible for tax purposes.

From the date of acquisition, Drayton contributed EUR 650 of revenue and EUR 310 of profit before income taxes. If the acquisition had taken place at the beginning of the fiscal year, revenue would have been EUR 2,437 and profit before income taxes would have been EUR 227.

The Company expensed EUR 656 of acquisition-related costs related to this transaction.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

5 SHARE CAPITAL

Authorized - Unlimited Common Shares, fully paid

The following is a continuity of the Company’s share capital:

		Note	Number	Value
January 1, 2025	Balance		25,042,982	131,729
February 6, 2025	Exercise of FSOs	7	25,000	123
June 5, 2025	Shares issued upon settlement of deferred consideration for Spin acquisition	9	371,496	1,380
June 30, 2025	Exercise of FSOs	7	10,000	21
September 30, 2025	Balance		25,449,478	133,253

January 1, 2026	Balance		25,553,293	133,946
February 2, 2026	Exercise of DSUs	7	20,991	39
April 30, 2026	Exercise of RSUs	7	57,675	284
July 22, 2026	Shares issued for business combination-related costs		180,000	259
July 22, 2026	Shares issued for business combination	4	4,500,000	6,627
July 22, 2026	Shares issued upon completion of private placement	6	751,445	735
September 30, 2026	Balance		31,063,404	141,890

The Company’s common shares (“shares”) have no par value.

180,000 common shares with a fair value of EUR 259 were issued to settle business combination-related costs (Note 4).

6 WARRANTS

The following are continuities of the Company’s warrants:

		Warrants	Warrants
		issued as part of	issued as part of
Number of Warrants		convertible debt	private placement
January 1, 2025	Balance	979,048	—
September 30, 2025	Balance	979,048	—

January 1, 2026	Balance	979,048	—
July 22, 2026	Issued upon completion of private placement	—	751,445
September 30, 2026	Balance	979,048	751,445

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

6 WARRANTS (CONTINUED)

Each unit consists of the following characteristics:

	Warrants	Warrants
	issued as part of	issued as part of
	convertible debt	private placement
Number of shares	1	1
Number of Warrants	—	1
Exercise price of unit	CAD 9.28	USD 2.16

Warrants issued as part of private placement

On June 22, 2026, the Company completed a non-brokered private placement of 751,445 subscription receipts (the “Offering”) at a price of USD 1.73 per subscription receipt. Subsequently, on July 22, 2026, the Company completed the acquisition of all of the issued and outstanding securities of Drayton, which satisfied the release conditions under the Offering.

The subscription receipts were automatically exchanged, without further action or additional consideration, for an equal number of common shares and non-transferable common share purchase warrants of the Company. Each warrant is exercisable into one common share at an exercise price of USD 2.16 for 36 months from completion of the Transaction, subject to acceleration in certain circumstances. The Offering’s escrowed proceeds of EUR 1.1m (USD 1.3m) were released to the Company.

As the exercise price of the warrants is denominated in US dollars, which differs from the parent company’s functional currency, the warrants are classified as a derivative financial liability measured at FVTPL. On initial recognition, EUR 404 of the gross proceeds was allocated to the warrant liability at fair value and the residual amount of EUR 735 to share capital.

The following is a continuity of the Company’s warrant liability:

Warrant liability
Balance as at December 31, 2025	—
Warrants issued	404
Gain on remeasurement of warrant liability	(184)
Balance as at September 30, 2026	220

As at September 30, 2026, the Company has a warrant liability of EUR 220 (December 31, 2025: EUR nil) in current liabilities.

The fair value of the warrants has been measured using the Black-Scholes valuation model.

The inputs used in the measurement of the fair values at the measurement dates of the warrants were as follows:

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

6 WARRANTS (CONTINUED)

Warrants issued as part of private placement (continued)

	As at	As at
	July 22,	September 30,
	2026	2026
Expected dividend yield (%)	0.00	0.00
Expected share price volatility (%)	60.82	60.17
Risk-free interest rate (%)	4.34	4.98
Expected life of options (years)	3.00	2.80
Share price (USD)	1.68	1.25
Forfeiture rate (%)	0.00	0.00

Expected volatility has been based on an evaluation of the historical volatility of the Company’s share price, particularly over the historical period commensurate with the expected term. The expected term of the instruments has been based on historical experience and general option holder behavior.

During the three and nine months ended September 30, 2026, a gain on remeasurement of warrant liability of EUR 184 (three and nine months ended September 30, 2025: EUR nil) has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

7 SHARE BASED COMPENSATION

The Company maintains a fixed Omnibus Incentive Equity Plan (“OEIP”) for certain employees and consultants. The plan was approved at an annual and special meeting of shareholders on November 27, 2020.

The following is a continuity of the Company’s OEIP:

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

7 SHARE BASED COMPENSATION (CONTINUED)

	DSU	RSU	SAR	FSO
					Weighted
	Outstanding	Outstanding	Outstanding	Outstanding	Average
	DSUs	RSUs	SARs	FSOs	Exercise
	(Number of	(Number of	(Number of	(Number	Price / Share
	of shares)	of shares)	of shares)	of shares)	CAD
Balance as at January 1, 2025	26,666	280,000	1,329,082	1,602,346	8.81
Granted	—	—	306,829	—	—
Exercised	—	—	—	(20,000)	2.30
Forfeited	—	—	—	(59,838)	8.28
Balance as at September 30, 2025	26,666	280,000	1,635,911	1,522,508	8.92

Balance as at January 1, 2026	26,666	100,000	1,567,359	877,176	9.71
Granted	254,456	—	—	539,025	2.27
Exercised	(20,991)	(100,000)	—	—	—
Expired	—	—	—	(11,552)	17.46
Forfeited	—	—	(319,366)	(136,991)	8.87
Balance as at September 30, 2026	260,131	—	1,247,993	1,267,658	6.56

The following table summarizes information about the outstanding share options as at September 30, 2026:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	FSOs	Remaining	Exercise	FSOs	Exercise
Range of exercise	(Number	Contractual	Price / Share	(Number	Price / Share
prices (CAD)	of shares)	Life (Years)	CAD	of shares)	CAD
2.30 - 5.00	559,025	10	2.34	101,600	2.59
5.01 - 8.62	376,031	4	7.95	376,031	7.95
8.63 - 15.00	332,602	5	12.07	332,602	12.07
	1,267,658	7	6.56	810,233	8.97

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

7 SHARE BASED COMPENSATION (CONTINUED)

The following table summarizes information about the outstanding share options as at September 30, 2025:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	FSOs	Remaining	Exercise	FSOs	Exercise
Range of exercise	(Number	Contractual	Price / Share	(Number	Price / Share
prices (CAD)	of shares)	Life (Years)	CAD	of shares)	CAD
2.30 - 5.00	20,000	10	4.68	10,000	4.68
5.01 - 8.62	1,101,071	2	7.75	1,016,087	7.77
8.63 - 15.00	399,885	5	12.25	399,885	12.25
15.01 - 33.30	1,552	1	33.30	1,552	33.30
	1,522,508	3	8.92	1,427,524	9.03

Fixed Stock Options (“FSOs”)

During the three and nine months ended September 30, 2026, 539,025 FSOs were granted (three and nine months ended September 30, 2025: none) with a weighted average exercise price of CAD 2.27 and a fair value of EUR 395. The assumptions used to measure the fair value of FSOs as at grant date under the Black-Scholes valuation model were as follows:

As at
September 01,
2026
Expected dividend yield (%)	0.00
Expected share price volatility (%)	64.19
Risk-free interest rate (%)	5.09
Expected life of options (years)	5.00
Share price (CAD)	1.86
Forfeiture rate (%)	0.00

During the three and nine months ended September 30, 2026, no FSOs were exercised. During the three and nine months ended September 30, 2025, 35,000 common shares of the Company were issued upon exercise of FSOs. Upon exercise of FSOs, for the three and nine months ended September 30, 2025, EUR 94 was transferred from contributed surplus to share capital in the interim unaudited condensed consolidated statements of changes in equity. Cash proceeds upon exercise of FSOs during the three and nine months ended September 30, 2025, totaled EUR 50.

During the three and nine months ended September 30, 2026, a share-based compensation charge of EUR 64 and EUR 110 (three and nine months ended September 30, 2025: EUR 14 and EUR 198) has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

7 SHARE BASED COMPENSATION (CONTINUED)

Deferred Share Units (“DSUs”)

Exercises of grants may only be settled in shares, and only when the employee or consultant has left the Company. Under the OEIP, the Company may grant options of its shares at nil cost that vest immediately.

During the three and nine months ended September 30, 2026, 108,913 and 254,456 DSUs were granted (three and nine months ended September 30, 2025: none), with a fair value of between CAD 1.70 and CAD 2.31 per unit, determined as the share price on the date of grant.

During the three and nine months ended September 30, 2026, nil and 20,991 shares were issued upon settlement of DSUs (three and nine months ended September 30, 2025: none). For the three and nine months ended September 30, 2026, upon settlement of DSUs, EUR nil and EUR 39 (three and nine months ended September 30, 2025: EUR nil) was transferred from contributed surplus to share capital in the interim unaudited condensed consolidated statements of changes in equity.

During the three and nine months ended September 30, 2026, a share-based compensation charge of EUR 130 and EUR 359 (three and nine months ended September 30, 2025: EUR nil) has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

Restricted Share Units (“RSUs”)

During the three and nine months ended September 30, 2026, no RSUs were granted (three and nine months ended September 30, 2025: none).

During the three and nine months ended September 30, 2026, nil and 100,000 RSUs were exercised resulting in the issuance of 57,675 common shares, with 42,325 RSUs being withheld to cover associated taxes (three and nine months ended September 30, 2025: none).

During the three and nine months ended September 30, 2026, a share-based compensation charge of EUR nil and EUR 45 (three and nine months ended September 30, 2025: EUR 167 and EUR 501) has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

Share Appreciation Rights (“SARs”) Plan

On December 29, 2024, the Company introduced a SARs plan for key members of management, which provided incentive compensation based on the appreciation in the value of the Company’s shares, thereby providing additional incentive for their efforts in promoting the continued growth and success of the business. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of the exercise.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

7 SHARE BASED COMPENSATION (CONTINUED)

Share Appreciation Rights (“SARs”) Plan (continued)

During the three and nine months ended September 30, 2026, no SARs were granted (three and nine months ended September 30, 2025: 162,300 and 306,829).

These SAR units, which have a term not exceeding five years, vest as follows:

•	1/3 on the first anniversary of the grant date

•	1/3 on the second anniversary of the grant date

•	1/3 on the third anniversary of the grant date

Details of the liabilities arising from the SARs were as follows:

	As at	As at
	September 30,	December 31,
	2026	2025
Total carrying amount of liabilities for SARs	217	594

The fair value of the SARs has been measured using the Black-Scholes valuation model. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value.

The inputs used in the measurement of the fair values at the measurement date of the SARs were as follows:

	As at	As at
	September 30,	December 31,
	2026	2025
Expected dividend yield (%)	0.00	0.00
Expected share price volatility (%)	59.68 - 59.92	63.31 - 66.00
Risk-free interest rate (%)	5.09	3.73
Expected life of options (years)	3.58 - 4.21	5.00
Share price (CAD)	1.70	2.88
Forfeiture rate (%)	0.00	0.00

Expected volatility has been based on an evaluation of the historical volatility of the Company’s share price, particularly over the historical period commensurate with the expected term. The expected term of the instruments has been based on historical experience and general option holder behavior.

During the three and nine months ended September 30, 2026, a share-based compensation recovery of EUR 201 and EUR 376 (three and nine months ended September 30, 2025: recovery of EUR 177 and charge of EUR 890) has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

8 GOODWILL

The following is a continuity of the Company’s goodwill:

As at January 1, 2025		32,722
Effect of Movement in exchange rates		(1,516)
As at December 31, 2025		31,206

Additions through business combination	4	3,652
Effect of movements in exchange rates		399
As at September 30, 2026		35,257

The carrying amount of goodwill is attributed to the acquisitions of Oryx Gaming International LLC, Wild Streak LLC, Spin Games LLC and Drayton International.

The Company completed its annual impairment assessment for goodwill as at December 31, 2025, and concluded that there was no impairment.

During the nine months ended September 30, 2026, the Company concluded that there were no triggering events requiring an impairment assessment.

9 DEFERRED CONSIDERATION

The following is a continuity of the Company’s deferred consideration:

Balance as at January 1, 2025	1,244
Accretion expense	168
Shares issued as deferred consideration	(1,380)
Loss on remeasurement of deferred consideration	157
Effect of movements in exchange rates	(189)
Balance as at December 31, 2025	—

Spin Games LLC

On June 1, 2022, the Company acquired Spin Games LLC. The Company agreed to make deferred consideration payments in shares of the Company over three years from the effective date recorded with a present value of EUR 4,003. The discount for lack of marketability (DLOM) on June 1, 2022, was determined by applying Finnerty’s average-strike put option model (2012) with a volatility of between 71% and 81%, an annual dividend rate of 0% and time to maturity of 1-3 years.

On June 5, 2025, the deferred consideration payable was fully settled upon its three-year anniversary, with the issuance of 371,496 shares.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

9    DEFERRED CONSIDERATION (CONTINUED)

During the three and nine months ended September 30, 2025, an accretion expense of EUR nil and EUR 168 was recorded in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

During the three and nine months ended September 30, 2025, a loss on remeasurement of deferred consideration of EUR nil and EUR 157 was recorded in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

10 RIGHT OF USE ASSETS

Right of use
assets
Cost
Balance as at December 31, 2024	4,877
Additions	1,683
Modifications	5
Disposals	(125)
Effect of movement in exchange rates	(148)
Balance as at December 31, 2025	6,292
Additions	—
Modifications	28
Disposals	—
Effect of movement in exchange rates	71
Balance as at September 30, 2026	6,391

Accumulated Depreciation
Balance as at December 31, 2024	1,367
Depreciation	1,106
Disposals	(63)
Modifications	—
Effect of movement in exchange rates	(93)
Balance as at December 31, 2025	2,317
Depreciation	1,019
Disposals	—
Modifications	33
Effect of movement in exchange rates	6
Balance as at September 30, 2026	3,375

Carrying Amount
Balance as at December 31, 2025	3,975
Balance as at September 30, 2026	3,016

During the three and nine months ended September 30, 2026, depreciation expense of EUR 341 and EUR 1,019 was recognized within selling, general and administrative expenses (three and nine months ended September 30, 2025: EUR 341 and EUR 770).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

11 INTANGIBLE ASSETS

			Deferred
		Intellectual	Development	Customer
		Property	Costs	Relationships	Brands	Trademarks	Total
Cost
Balance as at December 31, 2024		19,275	33,207	26,083	2,201	298	81,064
Additions		2,586	11,905	—	—	—	14,491
Effect of movement in exchange rates		(805)	(568)	(2,508)	(100)	(12)	(3,993)
Balance as at December 31, 2025		21,056	44,544	23,575	2,101	286	91,562
Additions		1,744	8,685	—	—	—	10,429
Acquired through business combination	4	755	496	768	—	144	2,163
Disposals through impairment		(177)	—	—	—	—	(177)
Effect of movement in exchange rates		283	240	649	26	8	1,206
Balance as at September 30, 2026		23,661	53,965	24,992	2,127	438	105,183

Accumulated Amortization
Balance as at December 31, 2024		11,386	20,274	11,149	2,135	261	45,205
Amortization		2,626	11,972	3,122	61	84	17,865
Effect of movement in exchange rates		(432)	(259)	(1,068)	(95)	(75)	(1,929)
Balance as at December 31, 2025		13,580	31,987	13,203	2,101	270	61,141
Amortization		3,464	7,354	2,291	—	2	13,111
Disposals through impairment		(55)	—	—	—	—	(55)
Effect of movement in exchange rates		152	130	383	26	10	701
Balance as at September 30, 2026		17,141	39,471	15,877	2,127	282	74,898

Carrying Amount
Balance as at December 31, 2025		7,476	12,557	10,372	—	16	30,421
Balance as at September 30, 2026		6,520	14,494	9,115	—	156	30,285

During the three and nine months ended September 30, 2026, amortization expense of EUR 4,528 and EUR 13,111 was recognized within selling, general and administrative expenses (three and nine months ended September 30, 2025: EUR 4,766 and EUR 13,790).

Following the suspension of licensed online betting and online casino gaming in Brazil, the Company has ceased operations and trading in the jurisdiction. During the three and nine months ended September 30, 2026, Brazil-related intellectual property was impaired, resulting in an impairment expense of EUR 122. Additionally, further impairment expenses of EUR 46 in relation to the write-off of prepaid certification expenses and EUR 413 in relation to the write-off of the Company's investment in associates, which is also related to the operations of a Brazil-focused associate, were recognized. As the Company does not present separate financial statement notes for investments in associates, and prepaid expenses and other assets, those additional charges are disclosed herein to clarify that the aforementioned amounts correspond to the total impairment expense of EUR 581 recognized in these interim unaudited condensed consolidated statements of loss and comprehensive loss.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

12 TRADE AND OTHER RECEIVABLES

Trade and other receivables comprise:

	As at	As at
	September 30,	December 31,
	2026	2025
Trade receivables	17,289	20,398
Sales tax	390	724
Trade and other receivables	17,679	21,122

The following is an aging of the Company’s trade receivables:

	As at	As at
	September 30,	December 31,
	2026	2025
Less than one month	15,916	17,858
Between one and three months	1,265	2,697
Greater than three months	982	1,370
	18,163	21,925
Provision for expected credit losses	(874)	(1,527)
Trade receivables	17,289	20,398

The following is a continuity of the Company’s provision for expected credit losses related to trade and other receivables:

Balance as at December 31, 2024	2,497
Bad debt written-off	(1,431)
Net increase in provision for doubtful debts	461
Balance as at December 31, 2025	1,527
Bad debt written-off	(50)
Net decrease in provision for doubtful debts	(603)
Balance as at September 30, 2026	874

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

13 TRADE PAYABLES AND OTHER LIABILITIES

Trade payables and other liabilities comprise:

	As at	As at
	September 30,	December 31,
	2026	2025
Trade payables	10,638	9,148
Accrued liabilities	11,916	16,300
Other liabilities	49	72
Trade payables and other liabilities	22,603	25,520

14 LEASE LIABILITIES

The Company leases various properties mainly for office buildings. Rental contracts are made for various periods ranging up to six years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option. Extension options are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the Company as a lessee.

Set out below are the carrying amounts of the lease liabilities and the movements for the period:

	September 30,	December 31,
	2026	2025
Balance as at beginning of the period	4,092	3,697
Additions	—	1,683
Disposals	—	(62)
Modifications	(26)	5
Accretion of interests	72	112
Payments	(1,020)	(1,287)
Effect of movement in exchange rates	13	(56)
Balance as at end of period	3,131	4,092

During the three and nine months ended September 30, 2026, the Company recognized lease expense within selling, general and administrative expenses associated with leases with a term of less than twelve months and leases of low-value assets amounting to EUR 15 and EUR 50 (three and nine months ended September 30, 2025: EUR 17 and EUR 165).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

14 LEASE LIABILITIES (CONTINUED)

The maturity analysis of lease liabilities is disclosed below:

	September 30, 2026
	Present value	Total
	of the minimum	minimum
	lease payments	lease payments
Within 1 year	1,376	1,458
After 1 year but within 2 years	1,212	1,230
After 2 years but within 5 years	543	557
	3,131	3,245
Less: Total future interest expenses		(114)
		3,131

The following are the amounts recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Amortization expense on right of use assets	341	341	1,019	770
Gain on lease modification	—	(206)	(56)	(105)
Interest expense on lease liabilities	17	31	72	83
Total amount recognized in profit or loss	358	166	1,035	748

15 LOANS PAYABLE

The following is a continuity of the Company’s loans payable:

	Promissory note	Bank Loan	Total
Balance as at January 1, 2025	6,579	—	6,579
Proceeds from loan issuance	—	3,455	3,455
Interest expense	363	81	444
Interest paid	(512)	(67)	(579)
Repayment of principal	(6,139)	—	(6,139)
Effect of foreign currency exchange rate	(291)	43	(248)
Balance as at December 31, 2025	—	3,512	3,512

Proceeds from loan issuance	—	—	—
Interest expense	—	133	133
Interest paid	—	(120)	(120)
Repayment of principal	—	(242)	(242)
Effect of foreign currency exchange rate	—	(17)	(17)
Balance as at September 30, 2026	—	3,266	3,266

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

15 LOANS PAYABLE (CONTINUED)

Promissory note

During the year ended December 31, 2025, the Company fully repaid the USD 7.0m secured promissory note.

During the three and nine months ended September 30, 2025, interest expense of EUR 35 and EUR 363 in respect of the promissory note was recognized within net interest expense and other financing charges.

Revolving credit facility

Covenants

The agreement in respect of the revolving credit facility includes customary legal and financial covenants, including a requirement for the Company to maintain a Total Funded Debt to EBITDA Ratio not exceeding 2.50:1.00, and a Fixed Charge Coverage Ratio of not less than 1.25:1.00. These financial covenants are to be tested on a consolidated basis at the end of each fiscal quarter.

The Company was in compliance with these covenants as at the reporting date.

Under the terms of the Company’s credit facility, interest and standby fees are payable based on the applicable benchmark rate plus a margin that varies according to the Company’s Total Funded Debt to EBITDA Ratio.

Interest

During the three and nine months ended September 30, 2026, interest expense of EUR 44 and EUR 133 in respect of the revolving credit facility was recognized within net interest expense and other financing charges (three and nine months ended September 30, 2025: EUR nil).

Drawdowns

During the three and nine months ended September 30, 2026, the Company did not make any additional drawdowns from the available revolving credit facility.

As at September 30, 2026, the Company had outstanding drawdowns totaling CAD 4.5m in CDN$ Term CORRA loans and CAD 0.7m in CDN$ Prime Rate loans.

Repayments

During the nine months ended September 30, 2026, the Company repaid a total of CAD 0.4m in CDN$ Prime Rate loans.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

16 RELATED PARTY TRANSACTIONS

The Company’s policy is to conduct all transactions and settle all balances with related parties on market terms and conditions for those in the normal course of business. Transactions between the Company and its consolidated entities have been eliminated on consolidation and are not disclosed in this note.

All related party transactions and balances disclosed in the note below relate to individuals or entities that met the definition of a related party in accordance with IAS 24 at the time the transactions occurred. Where individuals or entities ceased to meet this definition, transactions and balances are disclosed only for the period during which the related party relationship existed.

Key Management Personnel

The Company’s key management personnel are comprised of members of the Board and the executive team.

Transactions with Shareholders, Key Management Personnel and Board of Directors

Transactions recorded in the interim unaudited condensed consolidated statements of loss and comprehensive loss between the Company and its shareholders, key management personnel and Board of Directors are set out in aggregate as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Salaries and subcontractors	(507)	(382)	(1,479)	(1,906)
Share based compensation	(18)	18	(199)	(1,033)
Gain on remeasurement of warrant liability	113	—	113	—
	(412)	(364)	(1,565)	(2,939)

Balances due to/from shareholders, key management personnel and Board of Directors are set out in aggregate as follows:

	As at	As at
	September 30,	December 31,
Interim unaudited condensed consolidated statements of financial position	2026	2025
Accrued liabilities	(106)	(382)
Share appreciation rights liability	(145)	(401)
Warrant liability	(136)	—
Net related party payable	(387)	(783)

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

16 RELATED PARTY TRANSACTIONS (CONTINUED)

Other transactions with shareholders, key management personnel and Board of Directors are set out in aggregate as follows:

	Nine Months Ended September 30,
Interim unaudited condensed consolidated statements of changes in equity	2026	2025
Shares issued for business combination
Share capital	2,856	—
Shares issued upon completion of private placement
Share capital	453	—
Exercise of DSUs, RSUs and FSOs
Contributed surplus	(323)	(87)
Share capital	323	124
Net movement in equity	3,309	37

	Three Months Ended September 30,		Nine Months Ended September 30,
Interim unaudited condensed consolidated statements of cash flows	2026	2025	2026	2025
Proceeds from private placement	701	—	701	—
Proceeds from exercise of options	—	—	—	37
	701	—	701	37

17 FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The financial instruments measured at amortized cost are summarized below:

Financial Assets

	Financial assets as subsequently
	measured at amortized cost
	September 30,	December 31,
	2026	2025
Trade receivables	17,289	20,398
Other assets	511	405

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

17 FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Financial Liabilities

	Financial liabilities as subsequently
	measured at amortized cost
	September 30,	December 31,
	2026	2025
Trade payables	10,638	9,148
Accrued liabilities	11,916	16,300
Sales tax	—	—
Other liabilities	49	72
Loans payable	3,266	3,512
	25,869	29,032

The carrying values of the financial instruments approximate their fair values.

Fair Value Hierarchy

The following table presents the fair values and fair value hierarchy of the Company’s financial instruments.

	September 30, 2026				December 31, 2025
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit and loss:
Cash and cash equivalents	2,478	—	—	2,478	6,658	—	—	6,658

Financial liabilities
Fair value through profit and loss:
Share appreciation rights liability	—	217	—	217	—	594	—	594
Warrant liability	—	220	—	220	—	—	—	—

There were no transfers between the levels of the fair value hierarchy during the periods.

During the three and nine months ended September 30, 2026, a gain (loss) of EUR nil (three and nine months ended September 30, 2025: EUR nil and a loss of EUR 157) was recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss on remeasurement of deferred consideration (Note 9) for financial instruments designated as FVTPL.

During the three and nine months ended September 30, 2026, a share-based compensation recovery of EUR 201 and EUR 376 (three and nine months ended September 30, 2025: recovery of EUR 177 and charge of EUR 890) relating to share appreciation rights liability has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

17 FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Fair Value Hierarchy (continued)

During the three and nine months ended September 30, 2026, a gain of EUR 184 (three and nine months ended September 30, 2025: EUR nil) was recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss on remeasurement of warrant liability (Note 6) for financial instruments designated as FVTPL.

As a result of holding and issuing financial instruments, the Company is exposed to certain risks. The following is a description of those risks and how the exposures are managed.

Liquidity risk

Liquidity risk is the risk that the Company is unable to generate or obtain sufficient cash and cash equivalents in a cost-effective manner to fund its obligations as they come due. The Company will experience liquidity risks if it fails to maintain appropriate levels of cash and cash equivalents, is unable to access sources of funding or fails to appropriately diversify sources of funding. If any of these events were to occur, they could adversely affect the financial performance of the Company.

The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. The Company holds sufficient cash and cash equivalents and working capital, maintained through stringent cash flow management, to ensure sufficient liquidity is maintained. The Company is subject to externally imposed capital requirements in respect of its revolving credit facility (Note 15). The following are the undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as at September 30, 2026:

	2027	2028	2029	2030	Thereafter	Total
Trade payables and other liabilities	22,603	—	—	—	—	22,603
Lease obligations on right of use assets	1,458	1,230	366	191	-	3,245
Loans payable	3,251	—	—	—	—	3,251
Share appreciation rights liability	2,569	1,171	-	—	—	3,740
Other non-current liabilities	4	11	53	10	518	596
	29,885	2,412	419	201	518	33,435

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

17 FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Foreign currency exchange risk

The Company’s financial statements are presented in EUR; however, a portion of the Company’s net assets and operations are denominated in other currencies, particularly Canadian and US dollars, Brazilian reals, and Australian dollars. Such net assets are translated into EUR at the foreign currency exchange rate in effect at the reporting date, and operations at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. As a result, the Company is exposed to foreign currency translation gains and losses, which are recorded in accumulated other comprehensive loss.

The Company is also exposed to risk on transactions in currencies other than its functional currency resulting in realized and unrealized foreign currency gains and losses which are recorded in net interest expense and other financing charges. The Company estimates that an appreciation of the EUR of 10% relative to other currencies would result in a decrease of EUR 163 in earnings before income taxes while a depreciating EUR would have the opposite impact.

Credit risk

The Company is exposed to credit risk resulting from the possibility that counterparties could default on their financial obligations to the Company including cash and cash equivalents, other assets and accounts receivable. Failure to manage credit risk could adversely affect the financial performance of the Company.

The Company mitigates the risk of credit loss relating to accounts receivable by evaluating the creditworthiness of new customers and establishes a provision for expected credit losses. The Company applies the simplified approach to provide for expected credit losses as prescribed by IFRS 9, Financial Instruments, which permits the use of the lifetime expected loss provision for all accounts receivable. The expected credit loss provision is based on the Company’s historical collections and loss experience and incorporates forward-looking factors, where appropriate.

The provision matrix below shows the expected credit loss rate for each aging category of trade receivables as at September 30, 2026:

		Aging (months)
	Note	<1	1 - 3	>3	Total
Gross trade receivable	12	15,916	1,265	982	18,163
Expected credit loss rate		2%	4%	55%	5%
Expected credit loss provision	12	282	49	543	874

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

17 FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Credit risk (continued)

The provision matrix below shows the expected credit loss rate for each aging category of trade receivables as at December 31, 2025:

		Aging (months)
	Note	<1	1 - 3	>3	Total
Gross trade receivable	12	17,858	2,697	1,370	21,925
Expected credit loss rate		1%	4%	85%	7%
Expected credit loss provision	12	257	101	1,169	1,527

Gross trade receivables include the balance of accrued income within the aging category of less than one month.

Concentration risk

For the nine months ended September 30, 2026, one customer (three and nine months ended September 30, 2025: one customer) contributed more than 10% to the Company’s revenues. Aggregate revenues from this customer totaled EUR nil and EUR 8,251 for the three and nine months ended September 30, 2026 (three and nine months ended September 30, 2025: EUR 4,269 and EUR 12,943).

As at September 30, 2026, three customers (December 31, 2025: none) each constituted more than 10% to the Company’s accounts receivable. However, the Company continues to expand its customer base to reduce this concentration risk.

18 SUPPLEMENTARY CASH FLOW INFORMATION

Cash flows arising from changes in non-cash working capital are summarized below:

	Nine Months Ended September 30,
Cash flows arising from movement in:	2026	2025
Trade and other receivables	3,433	(5,438)
Prepaid expenses and other assets	(832)	(2,299)
Trade payables and other liabilities	(2,918)	6,366
Changes in working capital	(317)	(1,371)

During the three and nine months ended September 30, 2026, the Company issued 4,500,000 common shares with a fair value of EUR 6,627 as consideration for the acquisition of Drayton (Note 4), and 180,000 common shares with a value of EUR 259 to settle business combination-related costs (Note 5). There were no other significant non-cash investing or financing transactions in the three and nine months ended September 30, 2026 and 2025.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

18 SUPPLEMENTARY CASH FLOW INFORMATION (CONTINUED)

During the three and nine months ended September 30, 2026 and 2025, the Company incurred both cash and non-cash interest expense and other financing charges. The following table shows the split as included in the interim unaudited condensed consolidated statements of loss and comprehensive loss for each period:

	Nine Months Ended September 30, 2026			Nine Months Ended September 30, 2025
	Cash	Non-cash	Total	Cash	Non-cash	Total
Interest and financing fees	(541)	49	(492)	(812)	149	(663)
Foreign exchange gain	118	(26)	92	—	337	337
Lease interest expense	—	(72)	(72)	—	(83)	(83)
Accretion expense on deferred consideration	—	—	—	—	(168)	(168)
	(423)	(49)	(472)	(812)	235	(577)

19 SEGMENT INFORMATION

Operating

The Company has one reportable operating segment in its continuing operations, B2B online gaming.

Geography – Revenue

Revenue for continuing operations was generated from contracted customers in the following jurisdictions:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Malta	5,081	4,551	15,674	15,959
Netherlands	103	6,350	8,483	15,395
Brazil	1,990	2,102	7,380	9,183
United States	2,274	3,043	6,810	7,468
Curaçao	1,588	2,587	5,586	5,774
Belgium	1,350	1,233	4,721	5,107
Croatia	1,170	1,093	3,513	3,727
Marshall Islands	1,150	1,550	3,079	3,333
Czech Republic	1,206	521	2,937	1,763
Isle of Man	1,103	553	2,860	1,728
Other	3,616	3,221	8,132	8,951
Revenue	20,631	26,804	69,175	78,388

This segmentation is not correlated to the geographical location of the Company’s worldwide end-user base.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

19 SEGMENT INFORMATION (CONTINUED)

Geography – Non-Current Assets

Non-current assets are held in the following jurisdictions:

	As at	As at
	September 30,	December 31,
	2026	2025
United States	42,722	61,699
Rest of the world	27,955	5,965
Non-current assets	70,677	67,664

20 INCOME TAXES

The components of income taxes recognized in the interim unaudited condensed consolidated statements of financial position are as follows:

	As at	As at
	September 30,	December 31,
	2026	2025
Income taxes payable	(10)	(1,824)
Deferred income tax liabilities	(825)	(509)

The components of income taxes recognized in the interim unaudited condensed consolidated statements of loss and comprehensive loss are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Current income taxes expense	274	929	790	1,096
Deferred income taxes recovery	(42)	(43)	(128)	(129)
Total income taxes expense	232	886	662	967

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

20 INCOME TAXES (CONTINUED)

There is no income tax expense recognized in other comprehensive loss.

	As at	As at
	September 30,	December 31,
	2026	2025
Deferred tax assets
Lease obligations on right of use assets	706	910
Non-capital losses carried forward	—	32

Deferred tax liabilities
Goodwill and intangible assets	(825)	(509)
Right-of-use assets	(689)	(910)
Property and equipment	(17)	(32)
Deferred income tax liabilities	(825)	(509)

The reasons for the difference between the actual tax charge for the period and the standard rate of Company tax applied to profits for the period are as follows:

	Nine Months Ended September 30,
	2026	2025
Consolidated loss before income taxes	(7,686)	(5,807)
Effective tax rate	27%	27%
Effective income taxes recovery	(2,037)	(1,539)
Effect of tax rate in foreign jurisdictions	957	848
Non-deductible and non-taxable items	63	507
Change in tax benefits not recognized	1,893	958
Adjustment of prior year tax payable	248	193
Change in estimate for tax refunds in Malta	(462)	—
Total income taxes expense	662	967

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND SEPTEMBER 30, 2025

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

21 CONTINGENT LIABILITIES

In the ordinary course of business, the Company is involved in, and potentially subject to, legal actions and proceedings. These may include, but are not limited to, claims regarding content performance and related errors.

In addition, the Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, any of which events could lead to reassessments.

22 SUBSEQUENT EVENTS

No material events have taken place subsequent to the reporting date.